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                                                                    EXHIBIT 23.1

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Streicher Mobile Fueling, Inc.:



We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated April 30, 2001, contains an explanatory paragraph that states that the Company has incurred an operating loss for the current fiscal year and these operating losses have continued in periods subsequent to year end. These losses and the reduction in the Company's cash reserves have raised substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.


/s/ KPMG
Fort Lauderdale, Florida
May 25, 2001